                                         Filed by Manulife Financial Corporation
                                         pursuant to Rule 425 of the Securities
                                         Act of 1933 and deemed filed pursuant
                                         to Rule 14a-12 of the Securities
                                         Exchange Act of 1934

                                         Subject Company: John Hancock
                                         Financial Services, Inc.
                                         Commission File No.: 1-15607


      The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

      Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

      Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

      This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, JOHN HANCOCK'S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR

ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

      Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock's directors and executive officers is available in John Hancock's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife's directors and executive officers is available in Manulife's Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

                         MANULIFE - JOHN HANCOCK MERGER
                               QUESTIONS & ANSWERS
                              [POSTED ON WEB SITES]




THE COMBINED COMPANY

HOW BIG WILL THE COMBINED ENTITY BE?

Manulife will be the largest life insurer, the second largest financial institution and second largest public company in Canada by market capitalization.

Manulife will be the second largest life insurer in North America by market capitalization.

Manulife will be the fourth largest life insurer in North America by total assets.

A Fact Sheet with further information on the combined company is available at http://files.newswire.ca/16/manulife0929.pdf.



HOW MANY EMPLOYEES WILL THE COMBINED ENTITY HAVE?

The combined companies will have around 20,000 employees worldwide. Manulife has approximately 7,000 employees in Canada, 1,200 in the United States and 4,600 in Japan and Asia. John Hancock has approximately 2,700 employees in Canada, 4,500 in the United States and 300 in Asia.



WILL YOU RETAIN OPERATIONS WHERE THEY ARE NOW?

Yes. We expect to maintain significant Canadian operations in our Canadian headquarters in Kitchener-Waterloo, as well as Halifax, Montreal, Toronto and regional offices across the country. In addition, we will maintain major presences in Boston, Hong Kong, Japan and Southeast Asia.



WHAT COUNTRIES WILL THE NEW COMPANY OPERATE IN?

Manulife will operates in 17 countries and territories worldwide - Canada, the United States, Japan, Hong Kong, China, Macau, Indonesia, Philippines, Singapore, Taiwan, Vietnam, Thailand, Malaysia, the United Kingdom, Germany, Barbados and Bahamas.



HOW MANY JOBS WILL BE CUT?

It is expected that the growth prospects of the combined company ultimately will limit the number of reductions that prove necessary and that the vast majority of these reductions will occur through normal attrition during the lengthy integration process, combined with healthy business growth.

This is a complementary merger, not an overlapping one.

This deal is all about growth and for that you need talented, engaged people.

It is premature to speculate on job cuts at this time. We have an Integration Team that will be reviewing all of the overlapping areas over the next six months. They will produce specific recommendations.



WHERE DOES MARITIME LIFE FIT INTO ALL OF THIS? WILL JOBS BE LOST IN HALIFAX AS A RESULT OF THE TRANSACTION?

We intend to integrate Maritime Life successfully into our operations, as we have previously integrated acquired businesses in our other transactions in the past. We believe Maritime Life will significantly add to our Canadian operations and contribute to Manulife's earnings. Maritime life has grown through acquisitions and has been recognized among Canada's Top-50 employers.

We are very aware of how important Maritime Life is to Halifax. It is our intent to maintain a significant presence in this great community and take advantage of the talented work force.



WHEN WILL THE MERGER BE COMPLETED?

The merger is subject to various regulatory approvals as well as approval by John Hancock stockholders.

While we hope to move the process along as quickly as possible, the exact timing for the closing is difficult to predict. We anticipate it will occur in the first half of 2004.





SHAREHOLDER INFOMATION

WHEN WILL SHAREHOLDERS RECEIVE A PROXY ABOUT THE MERGER? WHEN WILL SHAREHOLDERS RECEIVE MORE INFORMATION?

John Hancock's stockholders can expect to receive a proxy about the merger in December or January.

Only stockholders of John Hancock will vote on the merger. No proxy will be distributed to shareholders of Manulife.

A wide range of information will be made available via both companies' Web sites: www.manulife.com and www.jhancock.com. In addition, shareholders with questions may call Manulife Investor Relations at 1-800-795-9767 or John Hancock's transfer agent Equiserve at 1-800-333-9221.



DO MANULIFE SHAREHOLDERS HAVE TO APPROVE THE DEAL?

Canadian law does not require approval from Manulife's shareholders.

WHEN AND HOW AND WHAT PER CENT OF APPROVAL DO YOU REQUIRE?

A vote by John Hancock stockholders is expected early next year.

The stockholders holding the majority of John Hancock's outstanding shares must vote in favor of the merger.





BRANDING

WHAT WILL BE THE NAME OF THE NEW ENTITY?

The legal name of Manulife will remain the same, as will the legal name of John Hancock, which will become a subsidiary of Manulife.



WHAT TICKER SYMBOL WILL YOU GO BY?

Manulife will continue to be the name of the company and the stock will continue to trade on the TSX, NYSE and PSE under the `MFC' ticker symbol and under `0945' on the SEHK.



WHAT BRAND WILL BE USED TO MARKET THE PRODUCTS?

John Hancock will become the primary brand for retail and group products and services in the United States. Where appropriate, however, certain Manulife products will continue to be marketed in the U.S. under their own brand.

Manulife will be the primary brand in Canada. The products and services of Maritime Life, John Hancock's Canadian subsidiary, will be marketed under the Manulife brand name, although certain Maritime Life products may continue to be marketed under the Maritime Life brand.





CUSTOMER IMPACT

WHAT WILL HAPPEN TO MY MANULIFE/JOHN HANCOCK/MARITIME LIFE LIFE INSURANCE AND/OR LONG TERM CARE INSURANCE POLICIES? ANNUITY CONTRACT?

The completion of the merger will have no impact on the benefits, premiums, values or guarantees of current policies or contracts issued by Manulife, John Hancock and Maritime Life. Any policy eligible to receive dividends today will be eligible for dividends in the future.

We believe that all policyholders will benefit from having a stronger company supporting their current and future contract benefits.



WILL POLICYHOLDERS/CUSTOMERS RECEIVE MORE INFORMATION ABOUT THE MERGER?

A wide range of information will be made available via both companies' Web sites: www.manulife.com and www.jhancock.com. John Hancock will be mailing a proxy statement to stockholders early next year in connection with the stockholder vote on the proposed merger. Stockholders are urged to read the proxy statement carefully. In addition, customers with questions may call John Hancock customer service at 1-800-732-5543.

Manulife customers may call customer service at the following numbers:



In Canada:                  1-888-MANULIFE (1-888-626-8543)
In the U.S.:
   Insurance
      Traditional products  1-800-387-2747
      Variable Products     1-800-827-4546
   Group Pensions           1-800-395-1113
   Annuities                1-800-344-1029


WHAT IMPACT WILL THIS HAVE ON THE ASIAN AND JAPANESE OPERATIONS OF THE
COMPANIES?

The merger should result in a larger presence in Asia Pacific as well as an opportunity for achieving economies of scale. Manulife's primary Asian operations are in Japan, Hong Kong and China.

Both companies have operations in Indonesia, Philippines, Singapore and China. Manulife also has operations in Taiwan, Vietnam and Macau while John Hancock has operations in Thailand and Malaysia.

Combined, the new entity will become one of the most extensive life insurance franchises in Asia.

The completion of the merger will have no impact on the benefits, premiums, values or guarantees of current policies or contracts issued by Manulife, John Hancock and Maritime Life. Any policy eligible to receive dividends today will be eligible for dividends in the future.

We believe that all policyholders will benefit from having a stronger company supporting their current and future contract benefits.



FORWARD-LOOKING STATEMENTS

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife's and John Hancock's operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 John Hancock's quarterly reports on Form 10-Q, and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (the "SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Manulife's and John Hancock's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

IMPORTANT LEGAL INFORMATION

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, JOHN HANCOCK'S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding John Hancock's directors and executive officers is available in John Hancock's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife's directors and executive officers is available in Manulife's Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.